Exhibit 99.1

PARTICIPANTS

Corporate Participants

Terri Donnelly – Call Coordinator, Microsemi Corp.

John W. Hohener – CFO, Secretary, Treasurer & Executive VP, Microsemi Corp.

James John Peterson – President, Chief Executive Officer & Director, Microsemi Corp.

Steven G. Litchfield – Chief Strategy Officer & Executive Vice President, Microsemi Corp.

Other Participants

Steven Smigie – Analyst, Raymond James & Associates, Inc.

Harsh V. Kumar – Analyst, Stephens, Inc.

Tore E. Svanberg – Analyst, Stifel, Nicolaus & Co., Inc.

Quinn Bolton – Analyst, Needham & Co. LLC

Mark T. Delaney – Analyst, Goldman Sachs & Co.

Andrew Huang – Analyst, Sterne, Agee & Leach, Inc.

MANAGEMENT DISCUSSION SECTION

Operator:  Ladies and gentlemen, thank you for standing by, and welcome to the Microsemi Corporation Symmetricom Acquisition Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. [Operator Instructions]

Thank you. I would now like to turn today’s conference over to Terri Donnelly, Call Coordinator. Please go ahead.

Terri Donnelly, Call Coordinator

Good afternoon, and welcome to Microsemi’s conference call regarding its acquisition of Symmetricom Incorporated. This is Terri Donnelly, Call Coordinator. In a few moments, you will hear from and have an opportunity to ask questions of Jim Peterson, our President and Chief Executive Officer; of John Hohener, our Executive Vice President and Chief Financial Officer; of Steve Litchfield, our Chief Strategy Officer; and of Paul Pickle, our Executive Vice President, Integrated Circuits Group.

Let me remind you that during the course of this conference call, management [ph] may state beliefs (01:15) and make projections or other forward-looking statements regarding future events and/or the future financial performance of the company, including without limitation, statements about expectations concerning the benefits of the Symmetricom acquisition and the expectation that the acquisition will be accretive.

These statements reflect our expectations as of today and are subject to change. Due to inherent known and unknown risks and uncertainties, actual results could differ materially from those projected or reflected in our forward-looking statements. Microsemi undertakes no obligation to update these or any forward-looking statements, whether as a result of new information, future events or otherwise.

We refer you to the risk factors set forth in Microsemi’s report on Form 10-K for the fiscal year ended September 2012, which was filed with the SEC in November 2012 and Form 10-Q for the quarter ended June 2013, which was filed with the SEC in July 2013. Information about Microsemi filed with the SEC is available free of charge at www.sec.gov. These reports identify important factors that could cause actual results to differ materially from our projections.

With that said, we can begin. We will start with John to give us financial terms of the proposed acquisition. Here’s John Hohener.

John W. Hohener, CFO, Secretary, Treasurer & Executive VP

Thank you, Terri. Consistent with our strategic vision to create shareholder value through organic growth and strategic acquisitions, we are pleased to announce the merger agreement with Symmetricom today. Please note today’s call is to address this acquisition only, and we will reserve all earnings related discussions for the November 7th earnings conference call.

Under the terms of the agreement, Microsemi will commence a cash tender offer to acquire all Symmetricom outstanding shares of common stock at $7.18 per share, net to each holder in cash. The total value of the transaction net of approximately $80 million in cash acquired from Symmetricom at closing is approximately $230 million.

Microsemi will fund this acquisition with cash on hand and a draw down from our current credit facilities. The terms of the agreement were unanimously approved by the boards of both Microsemi and Symmetricom. And Symmetricom’s board has recommended that shareholders tender their shares into this offer. We currently expect the deal to close in Mircosemi’s fiscal first quarter of 2014.

We see exceptional financial synergies in this acquisition. Following the practice of our previous acquisitions, we will rationalize certain revenues such that the margin structure fits within Microsemi’s long-term margin targets. Microsemi currently expects the acquisition to be between $0.22 and $0.25 accretive in our first full calendar year ending December 2014. After completion of the merger, we will guide with more detail in our January 2014 earnings call, at which time we’ll detail the contributions expected from Symmetricom.

I would also like to note that in this afternoon’s press release on the transaction, we reaffirmed our previous guidance for the quarter just ended. We will plan to speak more about that in our upcoming year-end and fiscal fourth quarter 2013 conference currently targeted for November 7th, with the details for that call forthcoming.

With that, I will turn the call over to our President and CEO, Jim Peterson, to provide an overview of our rationale for the deal and the business opportunity for our combined companies going forward. Jim?

James John Peterson, President, Chief Executive Officer & Director

Okay. Thank you, John. Thank you to everyone who’s called in this afternoon to discuss our acquisition of Symmetricom. We’re excited about this acquisition on a number of fronts, and I want to spend a few minutes with you this afternoon to discuss the rationale behind this transaction and the benefits to our shareholders.

Symmetricom is the world’s leading source of highly-precise time keeping technologies and solutions that enable next-generation data, voice, mobile, and video networks and services. They provide time keeping GPS satellites, national time references, national power grids, as well as critical military and civilian networks. The company’s products include atomic clocks, hydrogen lasers, time scale systems, GPS instrumentation, synchronous supply units, standards base clients and servers, performance measurement and management tools, and embedded systems.

Symmetricom is a perfect fit for Microsemi in many regards. Like Microsemi, Symmetricom is a leading supplier of high-performance solutions for high barrier-to-entry markets where performance and reliability really matter. Like Microsemi, Symmetricom sees substantial opportunities for its technologies in high-growth communications and industrial markets.

Like Microsemi, Symmetricom has a long and successful heritage of aerospace and defense markets. Together, Microsemi and Symmetricom represent a forceful combination. This combination will create the largest timing and synchronization businesses in the industry today, and will offer the broadest technology and solutions portfolio. From the core of the network to the edge, Microsemi will bring source synchronization and distribution of end-to-end timing solutions for an extended range of markets, driving increased dollar content opportunity and revenue growth.

Symmetricom also expands Microsemi’s timing product offerings beyond the communications markets. Its government defense business is a [ph] natural (07:16) for Microsemi, but Symmetricom also brings us high-value opportunities in industrial markets such as smart grid power applications, as well as in the space and satellite end markets where Microsemi has an excellent opportunity to continue to expand its dollar content opportunity.

All that having been said, there’s a lot of work to be done here, and our early efforts will focus on bringing this asset in line with Microsemi’s profitability targets. We see a clear path to this end. In the immediate term, we’ll focus on integrating Symmetricom realigning manufacturing efficiencies, operating expenses, and revenue synergies. In driving towards our margin targets, there are some revenues for older legacy products that we will not entertain, but this will result in a leaner more profitable product offering that demonstrates better organic growth that Symmetricom has shown the investors recently. Microsemi is the best owner for this asset.

So that having been said I’d like to turn this call over to our analysts for questions.

QUESTION AND ANSWER SECTION

Operator:  [Operator Instructions] Your first question comes from the line of Steve Smigie with Raymond James.

<Q — Steve Smigie — Raymond James & Associates, Inc.>: Great. Thanks a lot and congratulations on what looks like a really greater deal here. My first question is just — and I apologize for the short-term modeling questions, but as we think about the calendar fourth quarter based on when you guys thinks the likely timing for the deal closure, should we assume that there is maybe a half quarter impact for these guys? Is that...

<A — Jim Peterson — Microsemi Corp.>: We — we put in the press release — we just have this thing we — we hope to close thing within the quarter.

<Q — Steve Smigie — Raymond James & Associates, Inc.>: Okay. Great. And then overall in terms of the competitive environment, how would you analyze that now that you guys have this acquisition?

<A — Jim Peterson — Microsemi Corp.>: Well, it gives us a leading position, right. It kind of creates the broadest supplier in the timing — in the timing marketplace. And I think from a vendor point of view, its game on.

<Q — Steve Smigie — Raymond James & Associates, Inc.>: Okay. Great. And then last question was just in terms of the timing of consolidation, I missed if you’ve made this comment, but how quickly do you think you’ll get the synergies kicking out? I mean I know you gave guidance for 2014 accretion, but — so how would the pace of the wind down go and what would the total gross margin look like sort of at the start and at the end of that process?

<A — Jim Peterson — Microsemi Corp.>: Okay. First — our target of 60%/30%, that hasn’t changed a bit. We haven’t derailed that at all. I think the real answer here is the synergies and what we expect to get out of this is about $30 million in COGS, SG&A, and R&D and with a bulk of that is in the OpEx. We’re going to focus on the head count, the facilities, and introducing our scale.

<Q — Steve Smigie — Raymond James & Associates, Inc.>: Okay. Great. Thank you.

Operator:  Your next question comes from the line of Harsh Kumar with Stephens.

<Q — Harsh Kumar — Stephens, Inc.>: Hey, guys. Thanks for the ability to ask a question. Jim, I was wondering if — just you can follow up on the previous question — maybe give us a kind of profile of the accretion if this deal was to take place on time? Would the first half be accretive? Definitely, it looks like the second half will be accretive, but if you can give us some color, I’d appreciate it.

<A — Jim Peterson — Microsemi Corp.>: I think, you know, I think — Steve is the architect. We put the accretion numbers out there. And Steve, do you want to kind of walk through it?

<A — Steve Litchfield — Microsemi Corp.>: Yeah. Well, I mean, so we did say it would be immediately accretive. Maybe I won’t give you a layout exactly quarter-by-quarter, but you can expect that most of the cost cutting especially on the OpEx side will take place as soon as the transaction closes. And on the COG side as we’ve identified historically, when we do these, they do take a little bit longer. But as far as the OpEx, it will take effect immediately. And of the $30 million that Jim just alluded to, I mean that — probably 75% to 80% of it comes out of the OpEx bucket.

<Q — Harsh Kumar — Stephens, Inc.>: Okay, great. That’s helpful. I wasn’t sure when — so it looks like it will be immediately accretive. That’s very helpful. And then in terms of — I’m not familiar with Symmetricom. I was wondering if you could just give me, like a 30 second overview of what the end markets are all about. I mean I know you talked about the end markets that they address, but what’s heavier in terms of percentage of revenues for these guys?

<A — Jim Peterson — Microsemi Corp.>: Essentially its [ph] 60% (12:04) business communications, right. The balance it will be industrial, space, defense and industrial. In short, that’s about it.

<Q — Harsh Kumar — Stephens, Inc.>: Okay. And then, last question, then I’ll jump back in queue. Jim, you mentioned you’ll draw down a little bit on the debt and then use some in-house cash. Any thoughts on what that profile will look like between the two?

<A — Jim Peterson — Microsemi Corp.>: Yeah, John.

<A — John Hohener — Microsemi Corp.>: Yeah. Currently as we’ve stated the transaction value is about $230 million. We’re going to use $150 million of our accordion and the remainder will be in cash from our balance sheet. In terms of the accordion, we see that pricing more favorable in our credit term loan outstanding. We hope to get in the range of LIBOR plus 250 basis points. LIBOR floor is going to be about 0.75%. So it’s good use of inexpensive credit for us at this point in time.

<Q — Harsh Kumar — Stephens, Inc.>: Great, guys. Congratulations.

Operator:  Your next question comes from the line of Tore Svanberg with Stifel.

<Q — Tore Svanberg — Stifel, Nicolaus & Co., Inc.>: Yes, thank you and congratulations. A few questions here; first of all, you talked about rationalizing some revenue. Out of the $200 million roughly Symmetricom has, how much would you qualify as legacy revenue?

<A — John Hohener — Microsemi Corp.>: Legacy revenue, probably a quarter of it. And — but as far as the amount that we would expect to rationalize, I mean it’s probably $10 million to $15 million.

<Q — Tore Svanberg — Stifel, Nicolaus & Co., Inc.>: Very good. And you mentioned the $30 million cost savings primarily in OpEx. Now, this company is at a 45% gross margin. So, is it safe to say that you’re going to bring some of their manufacturing set into your manufacturing?

<A — John Hohener — Microsemi Corp.>: Yeah. It’s the typical — [ph] we have doing this for years (13:54), the typical Microsemi integration plan. You know, when you look at the size of the company, the timing of the company, and they have some operational challenges. And if you look at our manufacturing, strength in economies of scale, this is right up our alley to help out that company with those challenges.

<A — Jim Peterson — Microsemi Corp.>: Yeah. And so — Tore, I’m sorry, I didn’t mean to interrupt, but I just would just add there. I mean so as you would suspect, as we’ve done this in the past when we rationalized revenues, we would take lower margin revenues, so we would see a benefit there. We would kind of reassess the pricing environment. We’ll reassess all of the costs. We’ve got duplicate builds facilities, fairly large facilities in two separate locations. And so we see significant benefits there. And then we probably see some more offshoring on the COG side as well that we can benefit from.

<Q — Tore Svanberg — Stifel, Nicolaus & Co., Inc.>: Very good. Now, at the surface, to me, it seems like this is a very attractive valuation. Yet there’s four or five other players out there that are very focused on timing. So do you expect this to become a competitive bid?

<A — Jim Peterson — Microsemi Corp.>: You know, you never know. It’s a full valued price. It actually — like I said, if there is another bid on it, they’d have to have the same operational efficiencies that’s stronger than Microsemi, and I doubt that’s the case.

<Q — Tore Svanberg — Stifel, Nicolaus & Co., Inc.>: That’s very fair. Are there any other sorts of hurdles you have to close this deal? Any regulatory issues in the U.S. or even internationally?

<A — Jim Peterson — Microsemi Corp.>: No, I think [ph] HSRI (15:23), which is — traditional regulatory.

<Q — Tore Svanberg — Stifel, Nicolaus & Co., Inc.>: Okay. But you don’t get a sense that you’re now becoming too dominant in timing?

<A — Jim Peterson — Microsemi Corp.>: No, no. We do the step test on it. We’re fine.

<Q — Tore Svanberg — Stifel, Nicolaus & Co., Inc.>: All right. Thank you, guys. Congratulations.

<A — Jim Peterson — Microsemi Corp.>: Okay. Thank you.

Operator:  Your next question comes from the line of Quinn Bolton with Needham & Company.

<Q — Quinn Bolton — Needham & Co. LLC>: Hey, guys. Thanks for taking my question. Maybe for either Jim or Paul, can you give us some sense what percent of the products at Symmetricom are silicon-based and what might be more system or subsystem level products?

<A — Steve Litchfield — Microsemi Corp.>: So, I’ll — I’m sorry, I don’t mean to barge in here, Paul. So, look, the majority of their business is more of a systems level business, right? So they do have some sources on the clock side, but the majority of this is systems level business. We — they do have some embedded products. They do have some software algorithms. Some of the PTP IP that we actually see them in the market where in our 1598 space are overlapping segments that we compete against them. And — but it’s a very small portion of the market today. Over time, we actually see a lot of benefits in leveraging some of the timing portfolio into broader markets like industrial and oil and gas. I mean there’s a number of markets that we’re actually — Microsemi’s timing business is really focused around communications. And so we see the ability to actually really broaden our timing expertise and products into the broader industrial — I mean beyond communications, if you will, space, satellite, defense. And so this should enable us to do this in leveraging the two portfolios together.

<Q — Quinn Bolton — Needham & Co. LLC>: And then I guess then a follow-up, Steve, is if I look at the business, it’s running about a 45% margin now, and you talked about pruning maybe $10 million to $15 million. It sounds like pruning alone probably doesn’t get this business up towards your $60 million target and of the $30 million synergies; it sounds like 75% to 80% is on the OpEx side. Does this business — do you think it actually hits your 60% target or when you blend it in with the rest of the Microsemi line, you’re still comfortable of being able to achieve 60% as a business? But we shouldn’t necessarily think this immediately comes in — well, not immediately, but this doesn’t necessarily come in at 60% as a separate product line?

<A — Steve Litchfield — Microsemi Corp.>: Yeah, so a couple of things. So one is — so we do believe that this does hit our 60%/30% targets, it doesn’t happen immediately. And there’s five, six, seven levers that we’re pulling in order to get us there. We don’t think it takes as we’ve done in the past on other acquisitions, we think we hit that target within 12 months and we believe we can do that in this case. We are walking — as I mentioned, we’re walking away from some business. These guys do some government business and I think that’s one of the lower margin areas and some development products which we see as very important to our future from a technology standpoint, this is absolutely critical to what we want to do. That said, there’s a lot of development programs, some NRE product that actually roll up in the top line that have a big influence on those margins. And we think by pruning that portfolio that’s going to have an impact here.

<Q — Quinn Bolton — Needham & Co. LLC>: Okay. just to clarify — sorry, Steve, I think you’ve sort of alluded to this — but you won’t be at your 60%/30% target for this business for the full year 2014. So, if we were to look at a second year, it sounds like you’ll be hitting that target more out on a full-year basis in 2015, and would probably expect greater synergies out in 2015 timeframe. I know you haven’t given numbers, but we should probably think that $0.22 to $0.25 doesn’t get you the full benefit of where you see the margin structure in this business longer term.

<A — Steve Litchfield — Microsemi Corp.>: Yeah. So there’ll be some actions taken up front very aggressively. But as that flows through the pipeline it’ll take until the end of our calendar year 2014 to get there. And so, on a run rate basis, we ought to be able to hit that target at least with our current model we should be able to get there by the end of 2014. And so you’re right, the full year wouldn’t hit that model, but 2015 should.

<Q — Quinn Bolton — Needham & Co. LLC>: Great. Thank you, guys. Congratulations.

<A — Jim Peterson — Microsemi Corp.>: Thanks.

Operator:  Your next question comes from the line of Mark Delaney with Goldman Sachs.

<Q — Mark Delaney — Goldman Sachs & Co.>: Thanks very much for taking the question. I guess first, if you guys could elaborate a little bit more on the revenue synergy opportunities? Do any of the Symmetricom products today use Microsemi silicon? And then do you have any estimate of what that could be going forward?

<A — Jim Peterson — Microsemi Corp.>: Yeah. Presently there’s not a lot of Microsemi content in the silicon. But going forward, right, if you look at our product roadmap and you see the robotics, there is a compelling reason for us to accelerate our technology onto their platforms.

<Q — Mark Delaney — Goldman Sachs & Co.>: Do you guys assume any revenue synergies in the accretion guidance that you gave?

<A — John Hohener — Microsemi Corp.>: There’s actually dis-synergies, so revenues aren’t coming out.

<Q — Mark Delaney — Goldman Sachs & Co.>: Okay. Got it. But — okay, understood. And then lastly, I know in some of the past transactions you guys have been able to utilize NOLs. And I see some on the Symmetricom balance sheet, and I’m wondering if this is going to impact your tax rate going forward?

<A — John Hohener — Microsemi Corp.>: Well, currently, Symmetricom is a full-rate tax payer. The NOLs are, while important, are not the key thing that’s going to help us drive down their tax rate. We will have as best as we can integrate them into our overall structure include some of the transfer of their production offshore, et cetera. So we do see an improvement on the tax rate over time.

<Q — Mark Delaney — Goldman Sachs & Co.>: Thank you.

Operator:  Your next question comes from the line of Andrew Huang with Sterne, Agee.

<Q — Andrew Huang — Sterne, Agee & Leach, Inc.>: Hello. Thanks, guys. Congratulations on the accretion. That sounds great. First question is does Symmetricom manufacture 100% of its products in-house? I was just kind of curious?

<A — Jim Peterson — Microsemi Corp.>: So, no, they do not. So a couple years ago they transferred a fair amount of their equipment, the box based business outside to a subcon.

<Q — Andrew Huang — Sterne, Agee & Leach, Inc.>: Okay. So they — are the chips made in-house or are they fabbed up?

<A — Jim Peterson — Microsemi Corp.>: So mostly bought outside.

<Q — Andrew Huang — Sterne, Agee & Leach, Inc.>: Okay. Got it. And I was just curious, if I look at Symmetricom’s gross margins, I think on a pro forma basis they’re on 48% right now. Do you think that by exiting December 2014 that that number would have — if you were to look at Symmetricom on a standalone basis, would it be above 50% by then?

<A — Jim Peterson — Microsemi Corp.>: Yes.

<Q — Andrew Huang — Sterne, Agee & Leach, Inc.>: Okay. Great. And then, I know that this question’s been asked, but maybe you could give us a little more color on the 60%/30% target. I think before you had talked about like when you would achieve that target, and then you kind of modified it to a certain revenue level. So maybe, can you give us any more color there?

<A — John Hohener — Microsemi Corp.>: So I mean I think we kind of highlighted in the outset that we just want to talk about just acquisition. The only thing that I would add to that is — so we set our revenue run rate. Now, obviously, this is going to change that a little bit. But I mean you would expect that our core business, if that revenue rate still applies and we feel like we can hit these targets for this particular asset. So we’ll give some more clarity on that once the acquisition closes.

<A — Jim Peterson — Microsemi Corp.>: [ph] Look, if you look at (23:06) Microsemi proper, we’ve been working diligently on our OpEx as well. But through the ins and outs of this there’ll be plenty of time for updates on the 7th of November and when we close this transaction.

<Q — Andrew Huang — Sterne, Agee & Leach, Inc.>: Okay. One last question, if you don’t mind. I noticed in their 10-K that they don’t have any 10% customers. But can you give us a sense of like who is some of their major customers are?

<A — Steve Litchfield — Microsemi Corp.>: It’s a lot of the standard guys, a lot of some of the timing customers in the telecom space that we addressed today, and some more of the service providers as well are some of the customers that we don’t address. So, for example, AT&T and Verizon are a couple of customers that we address — I mean that we don’t really have a broad exposure to, that would be I guess two highlights. And then they have some government entities that they service that we also service that there’s some overlap in that area. And then on the enterprise side, I mean people — some of the industrial customers like an ABB or a GE or Edison are probably some of the customers that we have some overlap, but maybe a lesser overlap.

<Q — Andrew Huang — Sterne, Agee & Leach, Inc.>: Okay. Thanks very much.

Operator:  [Operator Instructions] Your next question comes from the line of [ph] Amit Chandra (24:33) with Wells Fargo.

<Q>: Hey, guys. Congrats on the transaction. Steve, roughly what percentage of your communications revenue will now be timing-related after this acquisition closes?

<A — Steve Litchfield — Microsemi Corp.>: That’s a good question. So keep in mind that all of their business — I mean to all of their business, it’s flipped up a little bit differently, and we qualify things a little bit differently. So I’m a little hesitant to give you a break out quite yet until we get to the bottom of each line item there, so we’re comfortable. So, we’ll lay that out after the acquisition closes.

<Q>: Okay. Great. And then as my follow-up question, John, will this transaction be accretive on a GAAP earnings basis by the end of calendar year 2014?

<A — John Hohener — Microsemi Corp.>: Well, certainly we’re going to have — calendar year 2014, yeah, we believe it will be. Coming out of the initial quarter, of course, we’re going to have the expenses associated with the transaction itself, which will hit our GAAP results.

<Q>: Okay. Fantastic. Thanks, gentlemen.

<A — Steve Litchfield — Microsemi Corp.>: Okay. Thank you.

Operator:  We have reached our allotted time for questions. I would now like to turn the call back over to management for any closing remarks.

James John Peterson, President, Chief Executive Officer & Director

I just want to — I know it’s a busy season, so I just want to thank everybody for dialing in. And thanks for joining us, and have a great day.

Operator:  Thank you for participating in today’s conference. You may now disconnect.